UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

ITT EDUcational services, inc.
(Name of Issuer)
Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
45068B109
(CUSIP Number)
October 3, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[    ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[    ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75382F106
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Barnstar Opportunities Master Fund, Ltd.
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	1,271,955*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	1,271,955*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
1,271,955*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not Applicable
(11) Percent of Class Represented by Amount in Row (9)
5.4%*
(12) Type of Reporting Person
CO

 *  As of October 14, 2014 (the “Filing Date”), the shares of common stock, $0.01 par value per share (the “Common Shares”), of ITT Educational Services, Inc., a Delaware corporation (the “Company”), reported herein are held by Barnstar Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the “Fund”), and managed by Barnstar Asset Management, LP, a Delaware limited partnership (the “Investment Manager”, and together with the Fund, the “Reporting Persons”). Accordingly, for the purposes of Reg. Section 240.13d-3, the Reporting Persons may be deemed to beneficially own an aggregate of 1,271,955 Common Shares, or 5.4% of the Common Shares deemed issued and outstanding as of the Filing Date. The beneficial ownership percentage reported herein is based on 23,369,914 Common Shares issued and outstanding as of September 30, 2013, as disclosed in the Company’s Form 10-Q filed with the Securities and Exchange Commission on October 29, 2013

CUSIP NO. 75382F106
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Barnstar Asset Management, LP
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	1,271,955*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	1,271,955*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
1,271,955*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not Applicable
(11) Percent of Class Represented by Amount in Row (9)
5.4%*
(12) Type of Reporting Person
CO

 *  As of October 14, 2014 (the “Filing Date”), the shares of common stock, $0.01 par value per share (the “Common Shares”), of ITT Educational Services, Inc., a Delaware corporation (the “Company”), reported herein are held by Barnstar Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the “Fund”), and managed by Barnstar Asset Management, LP, a Delaware limited partnership (the “Investment Manager”, and together with the Fund, the “Reporting Persons”). Accordingly, for the purposes of Reg. Section 240.13d-3, the Reporting Persons may be deemed to beneficially own an aggregate of 1,271,955 Common Shares, or 5.4% of the Common Shares deemed issued and outstanding as of the Filing Date. The beneficial ownership percentage reported herein is based on 23,369,914 Common Shares issued and outstanding as of September 30, 2013, as disclosed in the Company’s Form 10-Q filed with the Securities and Exchange Commission on October 29, 2013.

Item 1(a). Name Of Issuer:
ITT Educational Services, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
13000 North Meridian Street, Carmel, Indiana 46302
Item 2(a). Name of Person Filing:
This Schedule 13G (this “Schedule 13G”), is being filed jointly by Barnstar Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the “Fund”), and Barnstar Asset Management, LP, a Delaware limited partnership (the “Investment Manager”, and together with the Fund, the “Reporting Persons”).
Item 2(b). Address of Principal Business Office or, if None, Residence:
The Principal Business Office of the Reporting Persons is 2999 NE 191 Street, Suite PH8, Aventura, Florida 33180.
Item 2(c). Citizenship:
The Fund is organized under the laws of the Cayman Islands.
The Investment Manager is formed under the laws of the United States.
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP No.:
45068B109
Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable.
Item 4. Ownership:
(a) Amount Beneficially Owned:	1,271,955*
(b) Percent of Class:	5.4%*

(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0*
(ii) Shared power to vote or to direct the vote:	1,271,955*
(iii) Sole power to dispose or to direct the disposition of:	0*
(iv) Shared power to dispose or to direct the disposition of:	1,271,955*

__________________

* As of October 14, 2014 (the “Filing Date”), the shares of common stock, $0.01 par value per share (the “Common Shares”), of ITT Educational Services, Inc., a Delaware corporation (the “Company”), reported herein are held by Barnstar Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the “Fund”), and managed by Barnstar Asset Management, LP, a Delaware limited partnership (the “Investment Manager”, and together with the Fund, the “Reporting Persons”). Accordingly, for the purposes of Reg. Section 240.13d-3, the Reporting Persons may be deemed to beneficially own an aggregate of 1,271,955 Common Shares, or 5.4% of the Common Shares deemed issued and outstanding as of the Filing Date. The beneficial ownership percentage reported herein is based on 23,369,914 Common Shares issued and outstanding as of September 30, 2013, as disclosed in the Company’s Form 10-Q filed with the Securities and Exchange Commission on October 29, 2013.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2014

BARNSTAR OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Maynard J. Hellman
Name: Maynard J. Hellman
Title: Director

BARNSTAR ASSET MANAGEMENT, LP

By:	/s/ Maynard J. Hellman
Name: Maynard J. Hellman
Title: Director

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).